September 24, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

Attention: Eric Atallah and Mary Mast

Re: Surgalign Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed: March 16, 2021

File No. 001-38832

Form 10-Q for the Quarterly Period Ended March 31, 2021

Filed: May 10, 2021

File No. 001-38832

Dear Mr. Atallah and Ms. Mast:

On behalf of Surgalign Holdings Inc. (the “Company,” “Surgalign” or “we”), please find responses to your comments in reference to the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10K”) and the Company’s Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”).

As requested by the Staff in your letter, please find below our responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2020 Compared to 2019

Costs of Goods Sold, page 38

Comment 1: We note that you present costs of goods sold adjusted for the impact of one-time purchase accounting step-up and inventory write-offs. Please note that this disclosure creates a non-GAAP measure under Item 10(e) of Regulation S-K. Accordingly, please revise future filings to provide the disclosures required by Item 10(e) of Regulation S-K or revise the discussion to avoid presentation of the non-GAAP measure, costs of goods sold adjusted for the impact of one-time purchase accounting step-up and inventory write-offs.

Management response: The Company acknowledges the Staff’s comments and will revise the discussion to avoid presentation of this non-GAAP measure in future filings.

Non-GAAP Financial Measures, page 41

Comment 2: Please tell us and revise future filings to explain your basis for including the net change in your valuation allowance in your adjusted net loss. Refer to Compliance and Disclosure Interpretation 100.04.

Management response: In response to the Staff’s comment, the 2018-2020 adjustments relate to the tax expense associated with the recording of a valuation allowance against deferred tax assets on the continued operations portion of the business. Company management separately analyzes the realizability of deferred tax assets on a non-GAAP basis and has determined that no valuation allowance is needed to reflect the Company’s non-GAAP deferred tax assets. Therefore, the Company includes an adjustment within the table to remove the impact of the valuation allowance on the period’s tax expense, to better present the normalized run rate of the Company. The Company has not individually tailored any accounting guidance to arrive at the non-GAAP valuation allowance adjustment; further, the 2020 adjustment is treated in a consistent manner with prior reported periods. On an ongoing basis, we will evaluate our non-GAAP disclosures and ensure that they are explained in future filings.

Exhibits and Financial Statement Schedules, page 54

Comment 3: The consent of Deloitte & Touche LLP included in Exhibit 23.1 refers to RTI Surgical Holdings, Inc. Please amend your filing to have Deloitte & Touche LLP provide a consent that refers to the correct registrant

Management response: In response to the Staff’s comment, Deloitte & Touche LLP reissued their consent to reflect Surgalign Holdings, Inc as the registrant and we have amended the filing to include an updated Exhibit 23.1 reflecting this change.

Summary of Significant Accounting Policies Inventories, page 71

Comment 4: You state that inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Please tell us why you believe your accounting policy is consistent with ASC 330-10-35-1B.

Management response: We respectfully acknowledge the Staff’s comment and confirm that we measure our inventory at the lower of cost or net realizable value consistent with ASC 330-10-35-1B. We used the term “market” in relation to valuation of inventories with the intention of being synonymous with “net realizable value.” We will revise our disclosure in future periodic reports beginning with our 2021 Form 10-K for the fiscal year ending December 31, 2021 to clarify that our inventory is measured at the lower of cost or net realizable value under the first in, first-out method.

Note to Consolidated Financial Statements, 6. Revenue from Contracts with Customers Disaggregation of Revenue, page 78

Comment 5: Please tell us why disclosure of revenues by each product or group of similar products is not required to be disclosed pursuant to ASC 280-10-50-40. In this respect, we note on page 33 that you estimate that your current portfolio addresses nearly 87% of all surgeries utilizing spinal hard implants and approximately 70% of biomaterials used in spine-related uses.

Management response: In response to the Staff’s comment, the Company believes that a breakout of revenue by each product or group of similar products is not required. The Company has determined that all the products sold are similar products and therefore can be aggregated. In making this determination the Company considered, among other factors, the guidance related to segment aggregation criteria within ASC 280-10-50-11. Surgalign’s portfolio of products are marketed and sold to the same types of customers, including surgeons that perform surgeries in hospitals and ambulatory surgery centers. Surgalign’s marketing, sales, and educational efforts encompass the full portfolio of products and promote the benefits from the integration of all products in its portfolio. The contracts that Surgalign enters with these customers typically include the full portfolio of products, not just a single product line, and the contractual terms are the same across all product types. The Company is in the business of distributing spinal hardware implants which are used in surgery. Customers typically make purchases of the different products at the same time, as the products are complementary focused on advancing the science of spine care and can be interchanged within the different procedures. A physician will enter the operating room with numerous different implants and Biomaterials. All or some of these products can be used during the procedure. Our products are distributed to the physicians through distributor representatives and ultimately used by the same end customers. The regulatory process for commercialization is the same for biomaterials as it is for the other implants. Based on the foregoing considerations, the Company has determined that its products are sufficiently similar, and no additional disclosures are required.

Holo Surgical Acquisition, page 82

Comment 6: We note that you have accounted for the Holo Surgical transaction as an asset acquisition. Please address the following:

•  Tell us why your accounting treatment for contingent consideration in the Holo Surgical asset acquisition is appropriate. In this regard, please address if the contingent consideration is a derivative under ASC 815, including a thorough analysis thereof. If the contingent consideration is not a derivative, please tell us why accounting under ASC 450 is not appropriate.

•  You include Holo Surgical in your disclosure on page 70 as a wholly-owned subsidiary. Please tell us why that disclosure is appropriate if the acquisition has been accounted for as an asset acquisition.

Management response: Management has determined that the earnout provisions within the agreement should be accounted for as a liability under ASC 480 and recorded at fair value at the acquisition date, which is disclosed within Note 1 to the Company’s consolidated financial statements included in the December 31, 2020, Form 10-K under the heading “Contingent Consideration”.

ASC 480-10-25-14 requires liability classification of certain financial instruments that embody an obligation to issue a variable number of shares, and states, in part :

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares).

b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and settleable with a variable number of the issuer’s equity shares).

c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

As disclosed in Note 9 to the financial statements, the purchase price consisted of an upfront cash payment of $30 million, issuance of 6.25 million shares, and $83 million of additional earnout consideration (the “Contingent Consideration”). The Contingent Consideration is contingent upon the occurrence of certain regulatory approvals, product development, and product installations (the “Milestone Events”). The Contingent Consideration consists of eight Milestone Events. Milestone Events 1 through 5 each require a contingent payment of $10 million, and Milestone Events 6 through 8 each require a contingent payment of $11 million.

Upon the occurrence of a Milestone Event being met by the agreed upon date, the Company shall deliver to the sellers of the Holo Surgical asset the Contingent Consideration, which is calculated as the contingent payment amount divided by the average price of the Company’s Common Stock, resulting in the issuance of a variable number of shares that represent a fixed monetary amount that is known at the inception of the contract. The Company will issue a variable number of shares up to 8.65 million shares (the “Maximum Earnout Share Number”) as part of the Contingent Consideration. Upon the occurrence of Milestone Events being achieved and the Company issuing the Maximum Earnout Share Number to the sellers of Holo, the Company will settle the remaining Contingent Consideration obligation in cash.

Based on the terms of the Contingent Consideration, the Company has an obligation to either (1) issue a variable number of shares based on a fixed monetary amount known at the inception of the contract, or (2) issue a combination of cash and shares if the Maximum Earnout Share Number is reached, contingent upon a Milestone Event being met. As such, the settlement will always be with either a variable number of shares based on a fixed monetary amount or cash, and the monetary amount of the obligation will vary based solely on the achievement of the Milestones (i.e., something other than the fair value of the Company’s shares). Therefore, we believe the criterion in ASC 480-10-25-14(b) is met. As a liability within the scope of ASC 480, the Contingent Consideration is required to be initially and subsequently remeasured at fair value with changes in fair value recognized in earnings.

As part of the transaction, we acquired the Holo Surgical entity, which had one identified asset. The Company applied the initial screen test identified within ASU 2017-10. This guidance indicates that if substantially all of the fair value of the gross assets acquired is concentrated within one single asset, then no further evaluation is needed, and the transaction should be accounted for as an asset acquisition. In the Company’s evaluation, it was determined that the one asset acquired represented 96.1% of gross assets and therefore the transaction should be accounted for as an asset acquisition. However, within the legal structure of the transaction the Company acquired the entity and thus indicated that within the Form 10K.

Form 10-Q for the Quarterly Period Ended March 31, 2021

Item 6- Exhibits, page 33

Comment 7: We note that your Section 906 certifications refer to RTI Surgical Holdings, Inc. Please amend the filing to provide corrected Section 906 certifications that refer to the correct registrant.

Management response: In response to the Staff’s comment, we have updated the Company’s name under the Section 906 Certifications of the Form 10-Q filing to Surgalign Holdings, Inc. and amended the filing to include updated Exhibits 32.1 and 32.2 reflecting this change.

If you would like to discuss further, please reach out to Jonathon Singer, phone number 847-271-5574 or e-mail jsinger@surgalign.com and Chris Thunander phone number 708-305-1619 or email at cthunander@surgalign.com.

Sincerely,

Jonathon M. Singer